EXHIBIT 99.1

Volvo -- Six Months Ended June 30, 2004

GOTEBORG, Sweden, July 21, 2004 (PRIMEZONE) -- Volvo:

                                      Second quarter    First six months
                                         2004     2003    2004    2003

 Net sales, SEK M                      53,024   44,593  98,513  85,524
 Operating income, SEK M*               3,725    1,741   5,944   2,650
 Revaluation of shares                    123       --     820      --

 Dividend received from Scania             --      501      --     501
 Operating income, SEK M                3,848    2,242   6,764   3,151
 Income after financial items, SEK M    3,732    2,043   6,608   2,800
 Net income, SEK M                      2,611    1,722   4,859   2,228
 Income per share, SEK*                  5.90     2.90    9.60    4.10
 Income per share, SEK                   6.20     4.10   11.60    5.30
 Return on shareholders' equity during most recent 12      4.0     4.2
 months period, %
 * Excluding revaluation of shares in Scania and Henlys
 Group in 2004 and dividend received from Scania in 2003.
    Operating income in the second quarter includes revaluation of shares in Scania of SEK 218 M and write-down of shares
     in Henlys Group amounting to SEK 95 M.

 -- Net sales for the second quarter 2004 increased to SEK 53,024 M
    (44,593), reflecting strong organic growth.

 -- Net income increased to SEK 2,611 M (1,722) in the quarter.

 -- Income per share for the second quarter was SEK 6.20 (4.10).

 -- Improved earnings in all business areas

 -- The Ainax shares were distributed to the shareholders of AB Volvo.

 -- Cash flow after net investments excluding Financial Services doubled to SEK 5.4 billion (2.7).

Comments by the Chief Executive Officer During the second quarter, growth in the global economy strengthened. Demand increased in virtually all markets, and the Volvo Group's sales rose by 21 percent, compared with the corresponding period during the preceding year.

Volvo's new product programs continued to be successful during the upturn and are in strong demand among customers. We increased market shares in several segments. Sales growth was most significant in Volvo Penta, Volvo CE and Trucks.

The positive development was also evident in Volvo Financial Services in the form of favorable growth in the credit portfolio and increasing profitability quarter by quarter.

Volume increases, together with improved profitability for the new product programs, contributed to more than doubling operating income, compared with the second quarter of 2003. Volvo Trucks posted a strong increase in profits in Europe, Asia and South America, Volvo Penta reported its best quarter ever and Volvo CE's earnings rose by more than 50%. The Group's earnings for the second quarter corresponded to SEK 6.20 per share, an improvement of SEK 2.10, compared with the corresponding period last year.

Improved profitability also included those operations linked to the travel and tourist industry, where we have experienced the greatest difficulties. Volvo Aero delivered a very strong second quarter as a result of previous cost adjustments and a better product mix.

Buses' sales improved during the quarter and resulted in an operating profit. Measures to adjust costs and increase efficiency in production also contributed to the improvement. However, order booking remains uncertain, and the extensive review of operations continues within Volvo Buses.

An important issue in the nearest future is the difficulties in the bus company Henlys Group, in which we are a stakeholder. This is described further on in this report.

As a result of the strong increase in sales and favorable order bookings, capacity utilization in the Group's production plants is high. Some units, as well as some suppliers, are approaching the capacity ceiling. However, we expect to be able to continue eliminating bottlenecks during the upturn without major investments.

We reiterate our previous forecasts for the heavy truck market in North America, the current forecast reflect an increase of about 30% to between 230,000 and 240,000 trucks in 2004. For Europe, we make an upward adjustment of the forecast. In "Europe 251", we estimate the market for heavy trucks to grow to a level of about 250,000 trucks in 2004 (230,000 in 2003) with the market in Western Europe increasing by up to 10%. The positive development continues for Volvo CE and their adjusted forecast for the total heavy construction equipment market currently reflect a growth between 20% and 25% in North America. The market in Europe is expected to grow by 5% in 2004.

Volvo's capital efficiency program has been effective and made it possible to release capital from operations, despite increasing volumes. Together with improved operating profits, this contributed to very satisfactory cash flow during the first half of the year.

At the same time, product renewal continues. During the second quarter, a new Renault Mascott was launched in the light truck segment. During the second quarter, Mack launched a new chassis for its highway trucks.

During the second quarter, the last step was taken in the divestment of the holding of Scania A series shares. This took place through the introduction of Ainax on the Stock Exchange. The Ainax share has traded with good volumes and a low discount.

We will complete yet another transfer of capital to our shareholders through the repurchase of own shares that the Annual General Meeting authorized in April. The transfer, which will be completed well in advance of the 2005 Annual General Meeting, will amount to a maximum of SEK 4.3 billion.

Leif Johansson President and CEO

1 Former Western Europe + new members: Poland, Czech Republic, Slovakia, Hungary, Estonia, Latvia, Lithuania and Slovenia.

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